UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 17, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

On December 11, 2012, the Board of Directors of BioCancell Ltd. (the “Company”), following the approval of the Company’s Compensation Committee and the Audit Committee, approved a bonus payment to the Company’s Chief Executive Officer, Jonathan Burgin and to the Company’s Vice President of Clinical Development, Monique Ben-Am (together, the “Officers”).

Pursuant to Mr. Burgin’s employment agreement, Mr. Burgin is entitled to a performance-based annual bonus of up to one monthly salary. Since Mr. Burgin’s appointment as the Company’s CEO in June 2011, the Company has not paid him any bonus. The Board of Directors approved a bonus of two monthly salaries (a total of NIS 74,000) (approximately US$19,500) to Mr. Burgin for the years of 2011 and 2012.

Pursuant to Ms. Ben-Am’s employment agreement, Ms. Ben-Am is entitled to a performance-based annual bonus of up to 1.5 monthly salaries.  Since Ms. Ben-Am’s appointment as the Company’s Vice President of Clinical Development, the Company has not paid her any bonus. The Board of Directors approved a bonus of 1.5 monthly salaries (a total of NIS 52,500) (approximately US$13,800) to Ms. Ben-Am for 2012.

In connection with the approval of the bonuses, the Company’s Compensation Committee, Audit Committee and Board of Directors took into account the following consideration: (i) the general terms and conditions of the Officers’ employment agreements; (ii) qualifications, achievements and contribution to the Company of each of the Officers; (iii) the compensation paid to CEO’s and Vice Presidents of Clinical Development of other public companies traded on the Tel Aviv Stock Exchange having similar operational characteristics to those of the Company; (iv) the main terms of employment of the Company’s previous CEO; (v) information about the mean and median salaries of the Company’s employees; and (vi) bonuses paid to previous CEO’s of the Company.

One director voted against the approval of the bonus to the Officers in light of the current financial situation of the Company, stating that, although the amounts of the bonuses are reasonable and appropriate, he suggests postponing payment to such date as the financial situation of the Company better allows the payment of such bonuses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary